

July 8, 2013

Via E-mail
Kenneth S. Kornman
President and Chief Executive Officer
Interleukin Genetics, Inc.
135 Beaver Street
Waltham, MA 02452

>   **Re: Interleukin Genetics, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 1, 2013**
>   **File No. 333-189749**

Dear Mr. Kornman:

We have limited our review of your registration statement to the issue we have addressed in our comment below.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Incorporation of Documents by Reference, pages 13-14

1. It appears that you are a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act. As such, you are ineligible to incorporate documents by reference pursuant to General Instruction VII.D.1.(c) of Form S-1. Please revise your registration statement to disclose all the required information which you incorporate by reference in this section or, if you believe your common stock is not a penny stock, please provide us with a detailed analysis which supports your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Adam M. Veness, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.